Mail Stop 4561
via fax (513) 723-3402

August 10, 2006

Mr. James F. Orr
Chief Executive Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, OH 45202

   Re: **Convergys Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2005
      Filed March 6, 2006
      File No. 001-14379

Dear Mr. Orr:

   We have reviewed your response letter dated June 29, 2006 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 5. Goodwill and Other Intangible Assets, page 59

1. We note your response to our previous comment no. 2 where you indicate that "In order to reasonably conclude that the valuation passed Step 1 of the impairment test, the valuation was "stress tested" by changing revenue, cost of sales, corporate allocations, working capital and discount rates." Considering your disclosures in the Form 10-K, where you indicate that a 100 basis point (1%)

increase in the discount rate or a 100 basis point decrease in the gross margin would have caused you to fail Step 1 of the impairment test, we do not understand how the Company was able to "stress test" your valuation and still pass the first impairment test. Please explain how the stress test was applied in your analysis.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or the undersigned at 202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief